Aerial Resupply, LLC (the “Company”) a Virginia Company

Financial Statements

For the fiscal year ended December 31, 2025

Unaudited

Balance Sheet

Aerial Resupply Coffee

As of December 31, 2025

	TOTAL
Assets	
Current Assets	
Bank Accounts	
NBKC CHECKING - 2595	17,086.23
PayPal Bank	0.00
QuickBooks Checking Account	561.74
Total for Bank Accounts	**$17,647.97**
Accounts Receivable	
Accounts Receivable (A/R)	3,594.47
Total for Accounts Receivable	**$3,594.47**
Other Current Assets	
Inventory Asset	20,038.50
Payments to deposit	866.64
Total for Other Current Assets	**$20,905.14**
Total for Current Assets	**$42,147.58**
Fixed Assets	
K Cup Machine	8,999.00
Machinery & Equipment	34,033.97
Total for Fixed Assets	**$43,032.97**
Total for Assets	**$85,180.55**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Credit Cards	
BOA Mastercard - 6434	3,394.58
Chase Visa CC - 2466	51,831.20
Total for Credit Cards	**$55,225.78**
Other Current Liabilities	
Colorado, Lafayette Payable	0.00
Georgia Department of Revenue Payable	0.00
Georgia Sales Tax Payable (Clearing)	564.05
North Carolina Department of Taxation Payable	440.63
Virginia Department of Taxation Payable	0.00
Virginia Sales Tax Payable (Clearing)	409.58
Total for Other Current Liabilities	**$1,414.26**
Total for Current Liabilities	**$56,640.04**
Long-term Liabilities	
CIC Loan	29,867.25
Coffee Roaster Loan (Pawnee)	14,750.33
Wefunder Raise Loan	279,428.36
Total for Long-term Liabilities	**$324,045.94**
Total for Liabilities	**$380,685.98**

Balance Sheet

Aerial Resupply Coffee

As of December 31, 2025

	TOTAL
Equity	
Opening balance equity	44.00
Owner's Equity	$0.00
Owner's Draw	-34,900.00
Owner's Investments	0.00
Total for Owner's Equity	**-$34,900.00**
Retained Earnings	-271,497.57
Net Income	10,848.14
Total for Equity	**-$295,505.43**
Total for Liabilities and Equity	**$85,180.55**

Profit and Loss

Aerial Resupply Coffee

January-December, 2025

	TOTAL
Income	
Direct to Consumer Sales	383,806.28
Shipping Income	4,930.50
Wholesale Sales	63,959.51
Total for Income	**$452,696.29**
Cost of Goods Sold	
COGS	
COGS - Coffee/Retail Costs	104,624.54
COGS - Freight & Shipping Costs	70,994.81
COGS - Packaging	37,977.44
COGS - Tools & Equipment	214.02
Total for COGS	**$213,810.81**
Total for Cost of Goods Sold	**$213,810.81**
Gross Profit	**$238,885.48**
Expenses	
Advertising & Marketing	
Digital & TV Ads	11,020.61
Marketing Software & Apps	5,800.76
PR & Marketing Contractors	1,072.80
Promotional Items	1,277.88
SEO	1,900.00
Total for Advertising & Marketing	**$21,072.05**
Channel Subscription Fees	
PayPal Fees	1,261.33
Quickbooks Fees	838.06
Shopify Fees	21,074.86
Total for Channel Subscription Fees	**$23,174.25**
Dues and Subscriptions	1,148.00
Insurance	3,472.94
Legal & Professional Fees	
Accounting Fees	3,620.00
Total for Legal & Professional Fees	**$3,620.00**
Meals & Entertainment	108.97
Office Expense	
Bank Fees	164.07
Interest Expense	11,269.84
Office Supplies	6,271.37
Payment Processing Fees	1.50
Software & Apps	4,321.15
Total for Office Expense	**$22,027.93**

Profit and Loss

Aerial Resupply Coffee

January-December, 2025

	TOTAL
Payroll expenses	
Payroll Processing Fees	2,407.60
Payroll taxes	22,102.25
Wages	75,208.83
Total for Payroll expenses	**$99,718.68**
Repair & Maintenance	147.42
Taxes & Licenses	1,623.21
Utilities	
Internet	1,153.02
Rent & Lease	51,642.36
Total for Utilities	**$52,795.38**
Total for Expenses	**$228,908.83**
Net Operating Income	**$9,976.65**
Other Income	
Credit Card Rewards	828.25
Sales Tax Discount	43.24
Total for Other Income	**$871.49**
Net Other Income	**$871.49**
Net Income	**$10,848.14**

Statement of Cash Flows

Aerial Resupply Coffee

January-December, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	10,848.14
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	7,818.25
BOA Mastercard - 6434	2,064.45
Chase Visa CC - 2466	16,455.17
Georgia Department of Revenue Payable	-331.91
Georgia Sales Tax Payable (Clearing)	408.85
Inventory Asset	-15,038.50
North Carolina Department of Taxation Payable	209.54
Virginia Department of Taxation Payable	0.00
Virginia Sales Tax Payable (Clearing)	393.13
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$11,978.98**
Net cash provided by operating activities	**$22,827.12**
INVESTING ACTIVITIES	
Machinery & Equipment	-141.09
Net cash provided by investing activities	**-$141.09**
FINANCING ACTIVITIES	
CIC Loan	-9,381.03
Coffee Roaster Loan (Pawnee)	-8,812.68
Opening balance equity	44.00
Owner's Equity:Owner's Draw	-10,893.00
Retained Earnings	-24,007.00
Wefunder Raise Loan	-9,571.00
Net cash provided by financing activities	**-$62,620.71**
NET CASH INCREASE FOR PERIOD	**-$39,934.68**
Cash at beginning of period	**$58,449.29**
CASH AT END OF PERIOD	**$18,514.61**

Aerial Resupply, LLC
Statement of Changes in Equity

Accounts	2025 (USD)
Beginning Balance of Stockholders' Equity	(271,453.57)
Net Income	10,848.14
Owner Draws / Distributions	(34,900.00)
Ending Balance of Stockholders' Equity	**(295,505.43)**

Aerial Resupply, LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2025
$USD

1. ORGANIZATION AND PURPOSE

Aerial Resupply, LLC (the "Company") is a company organized on June 10, 2021 under the laws of Virginia.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.